Exhibit 7.7

J. Mark McKinzie Direct Fax: (317) 955-7156 E-mail: mmckinzie@rbelaw.com

Answers, Advice and Advocacy
December 9, 2010
VIA EMAIL AND U.S. MAIL
Mr. Gregory T. Chew, CPCU, AIAF
Supervisor
Domestic Financial Analysis Section
P.O. Box 1157
Richmond, Virginia 23218
Gregory.Chew@scc.virgina.gov
Re:	Gregory M. Shepard, Donegal Group, Inc. and its subsidiary, Southern Insurance Company of Virginia
Withdrawal of Disclaimer of Control Filing with the Virginia Bureau of Insurance
Dear Mr. Chew:
     It was good to visit on the phone with you last week. I hope you and your family enjoyed the Thanksgiving Holiday. This letter is in follow-up to our telephone conversation and in response to your correspondence of October 27, 2010. In that correspondence you referenced my client, Mr. Gregory M. Shepard, filing a Schedule 13(D) with the Securities and Exchange Commission representing his ownership of Class A shares and Class B shares of Donegal Group Inc (“DGI”) as of July 12, 2010. A copy of the 13(D) filing accompanied my correspondence of July 21, 2010 to the Bureau of Insurance, addressed to Deputy Commissioner, Douglas C. Stolte.
     As we discussed, I have reviewed and updated Mr. Shepard’s share ownership current through today, November 30, 2010. Mr. Shepard now individually owns 3,251,000 Class A and 373,366 Class B shares representing 16.3% of the outstanding Class A common shares and 6.7% of the outstanding Class B common shares of DGI, as of the information available through September 30, 2010, as per the issuer’s most recent 10K filing. Mr. Shepard’s Class A and Class B shares were acquired in open market transactions and together comprise a total voting interest of 9.2% of the combined voting power of the issued and outstanding shares of Class A and Class B DGI common stock.
     Additionally, I have again reviewed Deputy Commissioner, Doug Stolte’s, May 9, 2007 Disclaimer Acceptance Agreement and believe Mr. Shepard to be in compliance with its requirements. Mr. Shepard’s level of total voting interest remains well below the 14.99% total combined voting interest of the Class A and Class B outstanding shares of DGI, the threshold allowed by the Bureau of Insurance’s acceptance of Mr. Shepard’s Disclaimer of Control as of May 9, 2007. My letter of July 21, 2010,
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Mr. Gregory T. Chew, CPCU, AIAF
December 9, 2010

confirmed Mr. Shepard’s Schedule 13(D) Securities and Exchange Commission filing as of July 12, 2010, which showed that he had exceeded the 8% threshold referenced in subparagraph (e) of Mr. Stolte’s letter of May 9, 2007 approving Mr. Shepard’s Disclaimer of Control. Please consider this letter as written representation updating his share ownership as previously indicated.
     Though Mr. Shepard has honored the conditional terms contained in the May 9, 2007 Disclaimer Acceptance Agreement, please consider this letter as a request to withdraw Mr. Shepard’s previously filed Disclaimer of Affiliation. (As a practical matter, Donegal Mutual Insurance Company, a Pennsylvania property and casualty insurance company (“Donegal Mutual”), individually and solely controls DGI and its wholly owned Virginia subsidiary, Southern Insurance Company of Virginia which it has owned since 1988, through its voting power of 66.4% of the outstanding voting securities.)
     Please know that with his withdrawal of his Disclaimer of Affiliation, Mr. Shepard does not presently intend to seek control of DGI and has no present plans or proposals to cause the company to declare an extraordinary dividend, to liquidate the company, to sell its assets or merge or consolidate it with any person or entity or to make any other material change in its investment policy, business, corporate structure, or management. Mr. Shepard would not be empowered to do any of the foregoing even if he were to acquire up to 14.99% of DGI’s combined voting securities as conditionally allowed by this Bureau.
     Please do not hesitate to contact me if you have any questions. My direct dial is (317) 955-7116.

Sincerely, RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie,
on behalf of Gregory M. Shepard